UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

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On July 30, 2019, Blue Hat Interactive Entertainment Technology (the “Company”) completed the initial public offering (“Initial Public Offering”) of 2,000,000 ordinary shares at an initial public offering price of $4.00 per share, before underwriting discounts and commissions, pursuant to an Underwriting Agreement between the Company and ViewTrade Securities, Inc. (the “Underwriter”), substantially in the form attached as Exhibit 1.1 to the Company’s Registration Statement on Form F-1 (File No. 333-230051), as amended (the “Registration Statement”). The Company also granted the Underwriter a 45-day option to purchase an additional 300,000 ordinary shares at the Initial Public Offering price, less underwriting discounts and commissions, and issued a warrant to the Underwriter to purchase up to 200,000 ordinary shares at $4.80 per share, substantially in the form attached as Exhibit 4.2 to the Registration Statement. The Company, the Underwriter and Pearlman Law Group LLP also entered into an Indemnification Escrow Agreement, substantially in the form attached as Exhibit 10.7 to the Registration Statement.

A copy of the press release announcing the pricing of the Initial Public Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the press release announcing the closing of the Initial Public Offering is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
4.1	Form of Representative’s Warrant
10.1	Form of Indemnification Escrow Agreement
99.1	Press Release dated July 26, 2019
99.2	Press Release dated July 31, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen Title: Chief Executive Officer and Director

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